FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 25, 2005

Commission File Number: 0001291361

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit, 20692, P.O.B. 550 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On May 24, 2005, Syneron Medical Ltd. (the “Company”) and Miracle Laser, its Chinese distributor and recently signed strategic partner, announced that the Chinese SFDA (State Food & Drug Administration) has granted regulatory approval to sell Syneron products in China, known as one of the world’s largest aesthetic medical laser markets.

Syneron’s recently signed strategic partnership with Miracle brings together Miracle’s reputation as the most powerful company in China for the distribution of high-end light technologies for aesthetic medicine and outstanding customer support along with Syneron’s unique, proprietary ELOS based platforms and ultimate customer care philosophy.

The following document is attached hereto and incorporated by reference herein:

Exhibit 1	Press Release, dated May 24, 2005, titled "Syneron and Miracle Laser Establish Strategic Relationship and Announce SFDA Approval in China"

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Syneron Medical Ltd. BY: /S/ Moshe Mizrahy —————————————— Moshe Mizrahy Chief Executive Officer

Date: May 25, 2005